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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Novavax, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

670002104

(CUSIP Number)

Jonathan L. Kravetz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 670002104

1.	Name of Reporting Person: King Pharmaceuticals, Inc.		I.R.S. Identification Nos. of above persons (entities only): 54-1684963

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

Page 2 of 8 pages

This Amendment No. 4 to the Schedule 13D relating to shares of common stock, $0.01 par value (the “Common Stock”), of Novavax, Inc., a Delaware corporation (the “Issuer”), is being filed by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) to report a decrease in its beneficial ownership of the Common Stock of the Issuer and to otherwise amend Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D originally filed on December 29, 2000, as amended.
The original Schedule 13D was filed on December 29, 2000 reporting the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 1 dated December 19, 2000 (the “First Note”).
Amendment No. 1 to the Schedule 13D was filed on September 19, 2001 to report the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 2 dated September 7, 2001 (the “Second Note”) and the Issuer’s 4% Convertible Senior Note No. 3 dated September 7, 2001 (the “Third Note”).
Amendment No. 2 to the Schedule 13D was filed on July 24, 2002 to report the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 4 dated June 26, 2002 (the “Fourth Note”).
Amendment No. 3 to the Schedule 13D was filed on August 26, 2004 to report a decrease in King’s beneficial ownership of the Common Stock of the Issuer.
Item 1. Security and Issuer
The title of the class of equity securities to which this statement relates is the Common Stock of the Issuer owned by King. The Issuer’s principal executive offices are located at 508 Lapp Road, Malvern, Pennsylvania 19355.
Item 2. Identity and Background
King, the entity filing this Amendment No. 4 to the Schedule 13D, is a Tennessee corporation, and its principal business address and principal office address is 501 Fifth Street, Bristol, Tennessee 37620. King is a vertically integrated pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products.
Each executive officer and each director of King is a citizen of the United States, except for Elizabeth M. Greetham who is a British citizen. The name, business address and present principal occupation of each executive officer and director is set forth in Appendix A to this Amendment No. 4 to the Schedule 13D and incorporated herein by reference.
Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of King.
Neither King nor any of its executive officers or directors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining
Page 3 of 8 pages

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws, except as follows. Mr. John A. A. Bellamy, our Executive Vice President of Legal Affairs and General Counsel, was convicted of a misdemeanor in the State of Tennessee related to the offenses of driving under the influence and while license was suspended or revoked. He is currently on a leave of absence.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     Not applicable.
Item 5. Interest in Securities of the Issuer
(a)	The calculations in this Schedule 13D are based upon 43,553,876 shares of Common Stock issued and outstanding as of July 29, 2005 (based on disclosures made by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2005). King is now the beneficial owner of zero shares of the Issuer’s Common Stock, comprising zero percent of the issued and outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(b)	King no longer owns any shares of Common Stock and, therefore, has no power (sole or shared) to vote or direct the vote, or dispose or direct the disposition, of such shares of Common Stock.

(c)	King has effected the following sales of Common Stock during the past 60 days:

Date of Sale	Number of Shares	Price per Share ($)	Manner of Transaction
8/30/05	1,000,000	2.0450	Open Market Sale
8/31/05	331,000	1.5227	Open Market Sale
9/1/05	569,300	1.5768	Open Market Sale
9/6/05	159,889	1.3206	Open Market Sale
9/7/05	700,000	1.4302	Open Market Sale
9/7/05	100,000	1.4007	Open Market Sale
9/9/05	1,240,742	1.5268	Open Market Sale
(d)	King affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock that had been beneficially owned by King.

(e)	King ceased to be the beneficial owner of more than five percent of the Common Stock on September 6, 2005.
Page 4 of 8 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As noted in Amendment No. 3 to the Schedule 13D, the Issuer has, pursuant to a Registration Rights Agreement dated as of July 19, 2004, prepared and filed a registration statement related to the shares of its Common Stock beneficially owned by King. Except as set forth in this Amendment No. 4 to the Schedule 13D, neither King, nor to King’s knowledge, any of its directors or executive officers has any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Registration Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc. dated July 19, 2004 (incorporated herein by reference to Amendment No. 3 to the Schedule 13D filed by King with respect to the Issuer on August 26, 2004 [File No. 005-48948]).
Page 5 of 8 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2005 (Date)
KING PHARMACEUTICALS, INC.
/s/ Brian A. Markison (Signature)
President and Chief Executive Officer (Name/Title)
Page 6 of 8 pages

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS
KING PHARMACEUTICALS, INC.
The names, business addresses and present principal occupations of the directors and executive officers of King Pharmaceuticals, Inc. (“King”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 501 Fifth Street, Bristol, Tennessee 37620. All directors and executive officers listed below are citizens of the United States, except for Elizabeth M. Greetham who is a British citizen.

Present Principal Occupation or Employment and
Name	Business Address
Brian A. Markison	President, Chief Executive Officer and Director

Joseph Squicciarino	Chief Financial Officer

Stephen J. Andrzejewski	Chief Commercial Officer

Eric J. Bruce	Corporate Head — Technical Operations

James E. Green	Executive Vice President, Corporate Affairs

John A. A. Bellamy	Executive Vice President, Legal Affairs and General Counsel

Earnest W. Deavenport, Jr.	Director of King
Former Chairman of the Board and Chief Executive Officer of Eastman Chemical Company
373 Laurel Ridge Lane
Banner Elk, NC 28604

Elizabeth M. Greetham	Director of King
Chief Executive Officer and President , ACCL Financial Consultants, Ltd.
Bye-Ways
4 Tucker Towne Rd.
St. Georges Parish, Bermuda

Gregory D. Jordan	Director of King
President of King College
1350 King College Road
Briston, TN 37620

R. Charles Moyer	Director of King
Dean, College of Business and Public Administration
University of Louisville
Louisville, KY 40292

Philip M. Pfeffer	Director of King
President and Chief Executive Officer of Treemont Capital, Inc.
701 Murfreesboro Rd.
Nashville, TN 37210

Page 7 of 8 pages

Present Principal Occupation or Employment and
Name	Business Address
D. Greg Rooker	Director of King
Former Owner and President of Family Community Newspapers of Southwest Virginia, Inc.
Co-Founder of The Jason Foundation
P.O. Box 430
Radford, VA 24143

Ted G. Wood	Director and Non-Executive Chairman of the Board of King
Former Vice Chairman of The United Company
23196 Virginia Trail
Bristol, VA 24202
Page 8 of 8 pages